UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Studio City International Holdings Limited
(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share
(Title of Class of Securities)

86389T106**
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This CUSIP Number applies to the Issuer’s American depositary shares, each of which represents four (4) Class A ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 86389T106

1	NAME OF REPORTING PERSON New Cotai, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 103,285,876 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 103,285,876
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,285,876
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.3% (2)
12	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1) The amount of Class A ordinary shares presented herein includes (i) 7,693,529 American depositary shares of the Issuer held by New Cotai, LLC, which represent ownership of 30,774,116 Class A ordinary shares, and (ii) a nonvoting, non-shareholding economic participation interest (the "Participation Interest") in MSC Cotai Limited, a wholly owned subsidiary of the Issuer ("MSC Cotai"), which may be exchanged, in whole or in part, for up to 72,511,760 Class A ordinary shares pursuant to the Participation Agreement entered into between the Issuer, MSC Cotai and New Cotai, LLC. In connection with any exchange of the Participation Interest for Class A ordinary shares, a corresponding number of Class B ordinary shares of the Issuer held by New Cotai, LLC shall be cancelled for no consideration.
(2) Based on 442,864,460 shares of Class A ordinary outstanding on an as-converted basis, being the sum of (i) 370,352,700 Class A ordinary shares reported as outstanding by the Issuer as of September 30, 2020 in Exhibit 99.1 to its Form 6-K filed with the Securities and Exchange Commission on November 5, 2020 and (ii) 72,511,760 Class A ordinary shares issuable upon the conversion of Class B ordinary shares.

CUSIP No.: 86389T106

ITEM 1(a).	NAME OF ISSUER:

Studio City International Holdings Limited (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

36th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong

ITEM 2(a).	NAME OF PERSON FILING:

New Cotai, LLC

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The business address of New Cotai, LLC is 2700 Patriot Boulevard, Suite 250 Glenview, Illinois 60026.

ITEM 2(c).	CITIZENSHIP:

New Cotai, LLC is organized as a limited liability company under the laws of the State of Delaware.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Class A ordinary shares, par value US$0.0001 per share

ITEM 2(e).	CUSIP NUMBER:

86389T106 This CUSIP Number applies to the Issuer’s American depositary shares, each of which represents four (4) Class A ordinary shares.

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4.	OWNERSHIP:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: 103,285,876

	(b)	Percent of class: 23.3%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 103,285,876

(ii) Shared power to vote or to direct the vote: -0-

(iii) Sole power to dispose or to direct the disposition of: 103,285,876

(iv) Shared power to dispose or to direct the disposition of: -0-

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10.	CERTIFICATION:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 16, 2021

NEW COTAI, LLC

By:	/s/ Carl S. Lane
Name:	Carl S. Lane
Title:	Chief Financial Officer